SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Cogentix Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

19243A104
(CUSIP Number)

Lewis C. Pell 40 Ramland Road South Orangeburg, New York 10962 (845) 359-2250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243A104

1	NAME OF REPORTING PERSON
Lewis C. Pell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,051,723

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,051,723

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,051,723

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.92%(1)

14	TYPE OF REPORTING PERSON
IN

(1)
This beneficial ownership percentage is based upon 60,905,666 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”), issued and outstanding as of November 6, 2017, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (File No. 000-20970) , filed with the Securities and Exchange Commission on November 13, 2017.

Explanatory Note

This Amendment No. 19 to Schedule 13D (this “Amendment No. 19”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2003, and as amended and supplemented to date, the “Schedule 13D,”  by Lewis C. Pell, a citizen of the United States of America (the “Reporting Person”). The Schedule 13D relates to the common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 19 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 19, there are no changes to the Schedule 13D.

Item 4.	Purpose of Transaction

On March 11, 2018, the Company, LM US Parent, Inc., a Delaware corporation (“Parent”), and Camden Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Shares”) at a price of $3.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”).  Subject to the terms and conditions of the Merger Agreement, following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent.

In connection with, and concurrently with the execution of, the Merger Agreement, the Reporting Person entered into a Tender and Support Agreement, dated as of March 11, 2018, with Parent and Merger Sub (the “Tender and Support Agreement”). Subject to the terms and conditions of the Tender and Support Agreement, the Reporting Person has agreed to, among other things, validly tender all of his Shares into the Offer and vote against and not consent to any competing acquisition proposal, any extraordinary transaction involving the Company other than the Merger, or any corporate action that would frustrate, prevent or delay the transaction contemplated by the Merger Agreement. The Reporting Person has also agreed not to withdraw tendered Shares unless Parent terminates the Offer in accordance with the terms of the Merger Agreement, or the Tender and Support Agreement has been terminated in accordance with its terms. The Tender and Support Agreement provides that, in the event of a change in the recommendation of the board of directors of the Company (the “Company Board”) or the termination of the Merger Agreement in certain circumstances related to, the entry into an agreement for a superior proposal, the number of Shares covered by the Tender and Support Agreements entered into in connection with the Merger will be reduced so that the Shares released from the obligations of the Tender and Support Agreements, together with a majority of the Shares held by persons not party to a Tender and Support Agreement, will represent a majority of the Shares.  In event of the termination of the Merger Agreement under certain specified circumstances related to a change in the recommendation of the Company Board or the entry into an agreement for a superior proposal, the obligations under the Tender and Support Agreement will, subject to the provisions related to the reduction in number of Shares subject to the Tender and Support Agreement, survive for a period of six months following such termination.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit 20 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)  The Reporting Person beneficially owns 20,051,723 shares of Common Stock, or 32.92% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 60,905,666 shares of Common Stock issued and outstanding as of November 6, 2017, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (File No. 000-20970), filed with the SEC on November 13, 2017.

(b)  The Reporting Person has the sole power to vote and the sole power to dispose of the 20,051,723 shares of Common Stock beneficially owned by the Reporting Person.

(c)  The Reporting Person has otherwise not engaged in any transactions since Amendment No. 18.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated as follows:

The response to Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended and supplemented with the addition of the following:

Exhibit	Description

Exhibit 20
Tender and Support Agreement, dated as of March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on March 12, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2018	Lewis C. Pell

	By:	/s/ Lewis C. Pell
Reporting Person

EXHIBIT INDEX

Exhibit	Description

Exhibit 1
Securities Purchase Agreement, dated February 14, 2005, among Vision-Sciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 2
Common Stock Purchase Warrant issued to Lewis C. Pell, dated February 14, 2005 (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 3
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 20, 2012).

Exhibit 4
Common Stock Warrants issued to Lewis C. Pell, dated November 9, 2009 (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q of Vision-Sciences, Inc. for the quarter ended September 30, 2012, filed with the SEC on November 5, 2012).

Exhibit 5
Common Stock Warrant issued to Lewis C. Pell, dated as of September 30, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on October 2, 2011).

Exhibit 6
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 25, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 30, 2013).

Exhibit 7
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on June 17, 2014).

Exhibit 8
Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 9
Amendment to 2012 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 10
Amendment to 2013 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 11
Amendment to 2014 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 12
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 13
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 14
Letter, dated February 16, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (incorporated by reference to Exhibit 14 to Amendment No. 6 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 17, 2016).

Exhibit 15
Letter, dated April 4, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (incorporated by reference to Exhibit 15 to Amendment No. 8 to the Schedule 13D filed with the SEC by Lewis C. Pell on April 4, 2016).

Exhibit 16	Press release, dated April 27, 2016 (incorporated by reference to Exhibit 16 to Amendment No. 14 to the Schedule 13D filed with the SEC by Lewis C. Pell on April 29, 2016).

Exhibit 17
Note Exchange Agreement, dated September 7, 2016, by and between Cogentix Medical, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on September 8, 2016).

Exhibit 18
Voting Agreement, dated September 7, 2016, by and between Accelmed Growth Partners, L.P. and Lewis C. Pell (incorporated by reference to Exhibit 18 to Amendment No. 17 to the Schedule 13D filed with the SEC by Lewis C. Pell on September 8, 2016).

Exhibit 19
Registration Rights Agreement, dated November 3, 2016, by and among Cogentix Medical, Inc., Accelmed Growth Partners, L.P. and Lewis C. Pell (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on November 4, 2016).

Exhibit 20
Tender and Support Agreement, dated as of March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on March 12, 2018).